Prospectus

May 1, 2011	T. Rowe Price
Prime Reserve Portfolio

A money fund seeking preservation of capital, liquidity, and the highest possible current income.
The Securities and Exchange Commission (SEC) has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Table of Contents

1	Summary

Mutual fund shares are not deposits or obligations of, or guaranteed by, any depository institution. Shares are not insured by the Federal Deposit Insurance Corporation, Federal Reserve, or any other government agency, and are subject to investment risks, including possible loss of the principal amount invested.

Prime Reserve Portfolio 1
2	T. Rowe Price Account Information
Pricing Shares and Receiving Sale Proceeds 4 Rights Reserved by the Funds 6 Dividends and Other Distributions 6
3	More About the Fund
Organization and Management 7 More Information About the Fund and Its Investment Risks 8 Investment Policies and Practices 9 Disclosure of Fund Portfolio Information 11 Financial Highlights 12

SUMMARY

Investment Objective

The fund’s goals are preservation of capital, liquidity, and, consistent with these, the highest possible current income.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the fund. There may be additional expenses that apply as described in your insurance contract prospectus.

Fees and Expenses of the Fund

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.55%

Other expenses	0.00%

Total annual fund operating expenses	0.55%

Example   This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 year	3 years	5 years	10 years
$56	$176	$307	$689

Investments, Risks, and Performance

Principal Investment Strategies   The fund is a money fund managed in compliance with Rule 2a-7 under the Investment Company Act of 1940. The fund is managed to provide a stable share price of $1.00 by investing in high-quality, U.S. dollar-denominated money market securities. The fund’s weighted average maturity will not exceed 60 days, its weighted average life will not exceed 120 days, and it will not purchase any security with a maturity longer than what is permitted under Rule 2a-7. When calculating its weighted average maturity, the fund may shorten its maturity by using the interest rate resets of certain adjustable rate securities. The fund may not take into account these resets when calculating its weighted average life.

The fund’s yield will fluctuate with changes in short-term interest rates. In selecting securities, the portfolio manager may examine the relationships among yields on various types and maturities of money market securities in the context of interest rates outlooks. For example, commercial paper often offers a yield advantage over Treasury bills. If rates are expected to fall, the fund may purchase securities with longer maturities, which typically have higher yields than securities with shorter maturities, to try to preserve the fund’s income level. Conversely, shorter maturities may be favored if rates are expected to rise.

The fund may invest in money market securities issued by foreign companies and financial institutions, which include U.S. dollar-denominated money market securities traded outside of the U.S. and U.S. dollar-denominated money market securities of foreign issuers traded in the U.S.

The fund may sell holdings for a variety of reasons, such as to adjust the portfolio’s average maturity or to shift assets into and out of higher-yielding or different sectors.

Principal Risks   As with any mutual fund, there can be no guarantee the fund will achieve its objective. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund. An investment in the fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Recently, money market funds have experienced significant pressures from shareholder redemptions, issuer credit downgrades and illiquid markets , and historically low yields on the securities they can hold. Therefore, it is possible that a money market fund may no longer be able to value its shares at $1.00. The potential for realizing a loss of principal in the fund could derive from:

Credit risk   This is the risk that an issuer of a debt security could suffer an adverse change in financial condition that results in a payment default, security downgrade, or inability to meet a financial obligation. Rule 2a-7 under the Investment Company Act of 1940 requires that money funds invest in securities rated in the highest two credit categories . However, the credit of the securities held by the fund may change rapidly in certain market environments.

Interest rate risk   This is the risk that a decline in interest rates will lower a fund’s yield, or that a rise in the overall level of interest rates will cause a decline in the prices of fixed income securities held by a fund. The fund’s yield will vary; it is not fixed for a specific period like the yield on a bank certificate of deposit. This is a disadvantage when interest rates are falling because the fund would have to reinvest at lower interest rates. During periods of extremely low short-term interest rates, the fund may not be able to maintain a positive yield or yields on par with historical levels.

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Liquidity risk   This is the risk that a fund may not be able to sell a security in a timely manner at a desired price .

Foreign investing risk   This is the risk that the fund’s investments in foreign securities may be adversely affected by political and economic conditions overseas, reduced liquidity, or decreases in foreign currency values relative to the U.S. dollar.

Performance   The bar chart showing calendar year returns and the average annual total returns table indicate risk by illustrating how much returns can differ from one year to the next and how fund performance compares with that of a comparable market index. The fund’s past performance is not necessarily an indication of future performance.

The fund can also experience short-term performance swings, as shown by the best and worst calendar quarter returns during the years depicted.

Average Annual Total Returns
	Periods ended
	December 31, 2010
	1 Year	5 Years	10 Years
Prime Reserve Portfolio	0.12%	2.51%	2.24%
Lipper Variable Annuity Underlying Money Market Funds Average	0.01	2.34	2.10

Updated performance information is available through troweprice.com or may be obtained by calling
 1-800-469- 6587.

Management

Investment Adviser   T. Rowe Price Associates, Inc. (T. Rowe Price)

Portfolio Manager	Title	Managed Fund Since	Joined Investment Adviser
Joseph K. Lynagh	Chairman of Investment Advisory Committee	2009	1990

Purchase and Sale of Fund Shares

The fund does not require a minimum amount for initial or subsequent purchases, although your insurance company may impose investment minimums.

You may purchase, redeem, or exchange shares of the fund on any day the New York Stock Exchange is open for business. You must purchase, redeem, and exchange shares through your insurance company.

Tax Information

The fund declares dividends daily and pays them on the first business day of each month. Fund distributions may be taxed as ordinary income or capital gains, unless you invest through an individual retirement account, 401(k) plan, or other tax-deferred account.

Payments to Insurance Companies, Broker-Dealers, and Other Financial Intermediaries

The fund is generally available only through variable annuity or variable life insurance contracts. The fund and/or its related companies may pay the insurance company or intermediary for the sale of fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary , or may be a factor considered by the insurance company, when recommending a variable insurance product or the fund over another investment or including the fund as an underlying investment option in a variable contract. Ask your insurance company or financial intermediary, or visit your insurance company’s or financial intermediary’s website, for more information.

Summary	3

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T. Rowe Price Account Information	2

As an investor in a T. Rowe Price fund through your variable annuity or variable life insurance contract, you will want to know about the following policies and procedures that apply to the funds. For instructions on how to purchase and redeem shares, read the insurance contract prospectus.

 Pricing Shares and Receiving Sale Proceeds

Shares of the fund are designed to be offered to insurance company separate accounts established for the purpose of funding variable annuity and life insurance contracts. Variable annuity and variable life contract holders or participants are not the shareholders of the fund. Rather, the separate account of the insurance company is the shareholder. The variable annuity and variable life contracts are described in separate prospectuses issued by the insurance companies. The fund assumes no responsibility for such prospectuses, or variable annuity or variable life contracts.

Shares of the fund are sold and redeemed without the imposition of any sales commission or redemption charge. However, certain other charges may apply to annuity or life contracts. Those charges are disclosed in the insurance contract prospectus.

Your ability to exchange from this fund to any other T. Rowe Price fund that serves as an investment option under your insurance contract is governed by the terms of that contract and the insurance contract prospectus, as well as the fund’s excessive trading policy described in this section.

How and When Shares Are Priced

The share price (also called “net asset value” ) for a fund is calculated at the close of the New York Stock Exchange, normally 4 p.m. ET, each day that the exchange is open for business. To calculate the net asset value, the fund’s assets are valued and totaled, liabilities are subtracted, and the balance, called net assets, is divided by the number of shares outstanding. Market values are used to price stocks and bonds. Market values represent the prices at which securities actually trade or evaluations based on the judgment of the fund’s pricing services. If a market value for a security is not available, the fund will make a good faith effort to assign a fair value to the security by taking into account factors that have been approved by the fund’s Board of Directors. This value may differ from the value the fund receives upon sale of the securities. Amortized cost is used to price securities held by money funds and certain other debt securities held by a fund. Investments in mutual funds are valued at the closing net asset value per share of the mutual fund on the day of valuation.

Non-U.S. equity securities are valued on the basis of their most recent closing market prices at 4 p.m. ET except under the circumstances described below. Most foreign markets close before 4 p.m. ET. For securities primarily traded in the Far East, for example, the most recent closing prices may be as much as 15 hours old at 4 p.m. ET. If a fund determines that developments between the close of a foreign market and 4 p.m. ET will, in its judgment, materially affect the value of some or all of the fund’s securities, the fund will adjust the previous closing prices to reflect what it believes to be the fair value of the securities as of 4 p.m. ET. In deciding whether to make these adjustments, the fund reviews a variety of factors, including developments in foreign markets, the performance of U.S. securities markets, and the performance of instruments trading in U.S. markets that represent foreign securities and baskets of foreign securities. The fund may also fair value securities in other situations, for example, when a particular foreign market is closed but the fund is open. The fund uses outside pricing services to provide it with closing market prices and information used for adjusting those prices. The fund cannot predict how often it will use closing prices and how often it will adjust those prices. As a means of evaluating its fair value process, the fund routinely compares closing market prices, the next day’s opening prices in the same markets, and adjusted prices. Other mutual funds may adjust the prices of their securities by different amounts.

How Your Purchase, Sale, or Exchange Price Is Determined

Purchases

The insurance companies purchase shares of the fund for their separate accounts, using premiums allocated by the contract holders or participants. Shares are purchased at the net asset value next determined after the insurance company receives the premium payment in acceptable form. Initial and subsequent payments allocated to the fund are subject to the limits stated in the insurance contract prospectus issued by the insurance company.

When authorized by the fund, certain financial institutions or retirement plans purchasing fund shares on behalf of customers or plan participants through Financial Institution Services or Retirement Plan Services may place a purchase order unaccompanied by payment. Payment for these shares must be received by the time designated by the fund (not to exceed the period established for settlement under applicable regulations). If payment is not received by this time, the order may be canceled. The financial institution or retirement plan is responsible for any costs or losses incurred by the fund or T. Rowe Price if payment is delayed or not received.

Redemptions

The insurance companies redeem shares of the fund to make benefit or surrender payments under the terms of its contracts. Redemptions are processed on any day on which the New York Stock Exchange is open and are priced at the fund’s net asset value next determined after the insurance company receives a surrender request in acceptable form.

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Note: The time at which transactions and shares are priced and the time until which orders are accepted may be changed in case of an emergency or if the New York Stock Exchange closes at a time other than 4 p.m. ET. There may be times when you are unable to contact us by telephone or access your account online due to extreme market activity, the unavailability of the T. Rowe Price website, or other circumstances. Should this occur, your order must still be placed and accepted prior to the time the New York Stock Exchange closes to be priced at that business day’s net asset value.

How You Can Receive the Proceeds From a Sale

Payment for redeemed shares will be made promptly, but in no event later than seven calendar days after receipt of your redemption order. However, the right of redemption may be suspended or the date of payment postponed in accordance with the Investment Company Act of 1940 . The amount received upon redemption of the shares of the fund may be more or less than the amount paid for the shares, depending on the fluctuations in the market value of the assets owned by the fund.

Under certain limited circumstances, the Board of Directors of a money fund may elect to suspend redemptions and postpone payment of redemption proceeds in order to facilitate an orderly liquidation of the money fund.

Excessive and Short-Term Trading

T. Rowe Price may bar excessive and short-term traders from purchasing shares.

Excessive or short-term trading in fund shares may disrupt management of a fund and raise its costs. Short-term traders in funds investing in foreign securities may seek to take advantage of an anticipated difference between the price of the fund’s shares and price movements in overseas markets (see Pricing Shares and Receiving Sale Proceeds —How and When Shares Are Priced). While there is no assurance that T. Rowe Price can prevent all excessive and short-term trading, the Boards of Directors of the T. Rowe Price funds have adopted the following policies to deter such activity. Persons trading directly with T. Rowe Price or indirectly through intermediaries in violation of these policies or persons believed to be short-term traders may be barred for a minimum of 90 calendar days or permanently from further purchases of T. Rowe Price funds. Purchase transactions placed by such persons are subject to rejection without notice.

 These policies apply to contract holders notwithstanding any provisions in your insurance contract.

•     All persons purchasing shares held directly with a T. Rowe Price fund who make more than one purchase followed by one sale or one sale followed by one purchase involving the same fund within any 90-day calendar period will violate the policy.

•     All persons purchasing fund shares held through an insurance company who hold the shares for less than 90 calendar days will violate the policy.

A fund may, in its discretion, reject any purchase or exchange from a person whose trading activity could dilute the value of the fund’s shares, including trading by persons acting collectively (e.g., following the advice of a newsletter). Such persons may be barred from further purchases of T. Rowe Price funds either permanently or for a minimum of 90 days.

Omnibus Accounts

Intermediaries often establish omnibus accounts in the T. Rowe Price funds for their customers. In such situations, T. Rowe Price cannot always monitor trading activity by underlying contract holders. However, T. Rowe Price reviews trading activity at the omnibus account level and looks for activity that indicates potential excessive or short-term trading. If it detects suspicious trading activity, T. Rowe Price contacts the intermediary to determine whether the excessive trading policy has been violated and may request and receive personal identifying information and transaction histories for some or all contract holders to make this determination. If T. Rowe Price believes that its excessive trading policy has been violated, it will instruct the intermediary to take action with respect to the underlying contract holder in accordance with the policy.

Exceptions to Policy

Systematic purchases and redemptions are exempt from these policies. Redemptions to fund the periodic deduction of contract charges and fees and to pay death benefits are also exempt. Transactions in certain rebalancing and asset allocation programs may be exempt from the excessive trading policy subject to prior written approval by designated persons at T. Rowe Price.

 In addition, transactions by certain T.  Rowe Price funds in other T. Rowe Price funds, as well as certain transactions by approved accounts managed by T. Rowe Price, may also be exempt.

T. Rowe Price generally seeks to enforce its excessive trading policies against individual contract holders when violations of its policies are discovered. The terms of your insurance contract may also restrict your ability to trade between the investment options available under your contract. T. Rowe Price may modify the 90-day policy set forth above and apply your insurance company’s excessive trading policy (for example, in situations where an insurance contract or insurance company has restrictions on trading that differ from a T. Rowe Price fund’s policy). These modifications would be authorized only if the fund believes that the modified policy would provide protection to the fund that is reasonably equivalent to the fund’s regular policy.

 If you are trading your fund shares through an intermediary, you should consult with the intermediary to determine the excessive trading policy that applies to your trades in the fund.

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There may be limitations on the ability of insurance companies to impose restrictions on the trading practices of certain contract holders. As a result, T. Rowe Price’s ability to discourage excessive trading practices in this fund may be limited.

There is no guarantee that T. Rowe Price will be able to detect or prevent excessive or short-term trading.

  Rights Reserved by the Funds

T. Rowe Price funds and their agents, in their sole discretion, reserve the following rights: (1) to waive or lower investment minimums; (2) to accept initial purchases by telephone; (3) to refuse any purchase or exchange order; (4) to cancel or rescind any purchase or exchange order placed through an intermediary, no later than the business day after the order is received by the intermediary (including, but not limited to, orders deemed to result in excessive trading, market timing, or 5% ownership); (5) to cease offering fund shares at any time to all or certain groups of investors; (6) to freeze any account and suspend account services when notice has been received of a dispute regarding the ownership of the account or a legal claim against an account, or there is reason to believe a fraudulent transaction may occur; (7) to otherwise modify the conditions of purchase and modify or terminate any services at any time; (8) to waive any wire fees charged to a group of shareholders; (9) to act on instructions reasonably believed to be genuine; (10) to involuntarily redeem your account at the net asset value calculated the day the account is redeemed, in cases of threatening conduct, suspected fraudulent or illegal activity, or if the fund or its agent is unable, through its procedures, to verify the identity of the person(s) or entity opening an account; and (11) for money funds, to suspend redemptions and postpone the payment of proceeds to facilitate an orderly liquidation of the fund.

In an effort to protect T. Rowe Price funds from the possible adverse effects of a substantial redemption in a large account, as a matter of general policy, no contract holder or participant or group of contract holders or participants controlled by the same person or group of persons will knowingly be permitted to purchase in excess of 5% of the outstanding shares of the fund, except upon approval of the fund’s management.

 Dividends and Other Distributions

For a discussion of the tax status of your variable annuity contract, please refer to the insurance contract prospectus.

Dividends and Other Distributions

The policy of the fund is to distribute, to the extent possible, all net investment income and realized capital gains to its shareholders, which are the separate accounts established by the various insurance companies in connection with their issuance of variable annuity and variable life contracts. Dividends from net investment income are declared daily and paid monthly for the Limited-Term Bond and Prime Reserve Portfolios; declared and paid quarterly for the Equity Income, Equity Index 500, and Personal Strategy Balanced Portfolios; and declared and paid annually for all other portfolios. All fund distributions made to a separate account will be reinvested automatically in additional fund shares, unless a shareholder (separate account) elects to receive distributions in cash. Under current law, dividends and distributions made by the fund to separate accounts generally are not taxable to the separate accounts, the insurance company, or the contract holder, provided that the separate account meets the diversification requirements of Section 817(h) of the Internal Revenue Code of 1986, as amended (Code), and other tax-related requirements are satisfied. The fund intends to diversify its investments in the manner required under Code Section 817(h).

More About the Fund	7

More About the Fund	3

Organization and Management

How is the fund organized?

T. Rowe Price Fixed Income Series, Inc. (the “corporation”) was incorporated in Maryland in 1994. Currently, the corporation consists of two series, each representing a separate pool of assets with different objectives and investment policies.

The Prime Reserve Portfolio is managed in a manner similar to the T. Rowe Price Prime Reserve Fund, a fund with the same objective and investment program as the portfolio but offered to the general public and not to insurance company separate accounts. However, investors should be aware that the Prime Reserve Portfolio is not the same as the T. Rowe Price Prime Reserve Fund and will not have the same performance. Investments made by the Prime Reserve Portfolio at any given time may not be the same as those made by the T. Rowe Price Prime Reserve Fund. Different performance will result due to factors such as differences in the cash flows into and out of the funds, different fees and expenses, and differences in net assets and size of holdings.

Shareholders benefit from T. Rowe Price’s 74 years of investment management experience.

What is meant by “shares”?

Contract holders and participants indirectly (through the insurance company separate account) purchase shares when they put money in a fund offered as an investment option in their insurance contracts. These shares are part of a fund’s authorized capital stock, but share certificates are not issued.

Each share and fractional share entitles the shareholder (the insurance company separate account) to cast one vote per share on certain fund matters, including the election of fund directors, changes in fundamental policies, or approval of changes in the fund’s management contract.

The shares of the fund have equal voting rights. The various insurance companies own the outstanding shares of the fund in their separate accounts. These separate accounts are registered under the Investment Company Act of 1940 or are exempted from registration thereunder. Under current law, the insurance companies must vote the shares held in registered separate accounts in accordance with voting instructions received from variable contract holders or participants having the right to give such instructions.

Do T. Rowe Price funds have annual shareholder meetings?

The funds are not required to hold annual meetings and, to avoid unnecessary costs to fund shareholders, do not do so except when certain matters, such as a change in fundamental policies, must be decided. In addition, shareholders representing at least 10% of all eligible votes may call a special meeting for the purpose of voting on the removal of any fund director . If a meeting is held and you cannot attend, you can vote by proxy. Before the meeting, the insurance company will send or make available to you the fund’s proxy materials that explain the issues to be decided and include instructions on voting.

Who runs the fund?

General Oversight

The fund is governed by a Board of Directors that meets regularly to review fund investments, performance, expenses, and other business affairs. The Board elects the fund’s officers. At least 75% of Board members are independent of T. Rowe Price.

All decisions regarding the purchase and sale of fund investments are made by T. Rowe Price –specifically by the fund’s portfolio manager .

Investment Adviser

T.  Rowe Price is the fund’s investment adviser and oversees the selection of the fund’s investments and management of the fund’s portfolio. T. Rowe Price is a SEC-registered investment adviser that provides investment management services to individual and institutional investors, and sponsors and serves as adviser and sub -adviser to registered investment companies, institutional separate accounts, and common trust funds. The address for T.  Rowe Price is 100 East Pratt Street, Baltimore, Maryland 21202. As of December 31, 2010, T.  Rowe Price and its affiliates (the “Firm”) managed approximately $482 billion for more than 11 million individual and institutional investor accounts.

Portfolio Management

T. Rowe Price has established an Investment Advisory Committee with respect to the fund. The committee chairman has day-to-day responsibility for managing the fund’s portfolio and works with the committee in developing and executing the fund’s investment program. The members of the committee are as follows: Joseph K. Lynagh, Chairman, M. Helena Condez, G. Richard Dent, Kathryn A. Floyd, Alan D. Levenson, Samy B. Muaddi, Chen Shao, Douglas D. Spratley, and Edward A. Wiese. The following information describes the chairman’s experience during the past five years and provides the year that the chairman first joined the Firm. Mr. Lynagh has been chairman of the committee since 2009. He joined the Firm in 1990 and his investment experience dates from 1994. He has served as a portfolio manager throughout the past five years The Statement of Additional Information provides additional information about the portfolio manager’s compensation, other accounts managed by the portfolio manager, and the portfolio manager’s ownership of fund shares.

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The Management Fee

The fund pays T. Rowe Price an annual fee that includes investment management services and ordinary, recurring operating expenses, but does not cover interest, taxes, brokerage, nonrecurring or extraordinary items. The fee is based on fund average daily net assets and is calculated and accrued daily. The fee for the fund for the most recent fiscal year was 0.55%.

In an effort to maintain a zero or positive net yield for the fund, T.  Rowe Price may voluntarily waive all or a portion of the management fee it is entitled to receive from the fund. T.  Rowe Price may amend or terminate this voluntary waiver of its management fee at any time without prior notice.

In addition, from time to time, T. Rowe Price may make payments from its own resources to eligible insurance companies for recordkeeping and administrative services they provide to the fund for contract holders. These payments range from 0.15% to 0.25% of the average annual total assets invested by the separate accounts of the insurance company in the fund. T. Rowe Price may also reimburse insurance companies, broker-dealers, and other distributors for certain bona fide selling expenses associated with distribution of the insurance contracts in which the fund serves as an investment option. All payments described by this paragraph are paid by T. Rowe Price and not by the fund. As a result, the total expense ratio of the fund will not be affected by any such payments.

A discussion about the factors considered by the Board and its conclusions in approving the fund’s investment management contract with T. Rowe Price appears in the fund’s semiannual report to contract holders for the period ended June 30.

Variable Annuity Contracts and Variable Life Insurance Charges

Variable annuity and variable life fees and charges imposed on contract holders and participants by the insurance companies are in addition to those described previously and are described in the variable annuity and variable life contract prospectuses.

Variable Annuity Contracts and Variable Life Insurance Conflicts

The fund may serve as an investment medium for both variable annuity contracts and variable life insurance policies. Shares of the fund may be offered to separate accounts established by any number of insurance companies. The fund currently does not foresee any disadvantages to variable annuity contract owners due to the fact that the fund may serve as an investment medium for both variable life insurance policies and annuity contracts; however, due to differences in tax treatment or other considerations, it is theoretically possible that the interests of owners of annuity contracts and insurance policies for which the fund serves as an investment medium might at some time be in conflict. The fund’s Board of Directors is required to monitor events to identify any material conflicts between variable annuity contract owners and variable life policy owners, and will determine what action, if any, should be taken in the event of such a conflict. If such a conflict were to occur, an insurance company participating in the fund might be required to redeem the investment of one or more of its separate accounts from the fund. This might force the fund to sell securities at disadvantageous prices.

 MORE INFORMATION ABOUT THE FUND AND ITS INVESTMENT RISKS

The fund invests at least 97% of its total assets in first tier securities as defined by Rule 2a-7 under the Investment Company Act of 1940. These are securities receiving a short-term credit rating within the highest category (within which there may be sub-categories) assigned by at least two established rating agencies or by one rating agency if the security is rated by only one ; or, if unrated, deemed to be of comparable quality by T. Rowe Price. The other 3% of the fund’s total assets may be invested in second tier securities as defined by Rule 2a-7, which are securities rated (by a rating agency or T. Rowe Price) in the second highest short-term rating category (within which there may be sub-categories). The fund’s weighted average maturity will not exceed 60 days , its weighted average life will not exceed 120 days , and it will not purchase any security with a remaining maturity longer than 397 calendar days (unless otherwise permitted by Rule 2a-7). Its yield will fluctuate in response to changes in interest rates, but the fund is managed to maintain a stable share price of $1.00. Unlike most bank accounts or certificates of deposit, the fund is not insured or guaranteed by the U.S. government.

As with any mutual fund, there is no guarantee the fund will achieve its objective. The fund is subject to the following principal risks:

Interest rate risk   This is the risk that a decline in interest rates will lower a fund’s yield, or that a rise in the overall level of interest rates will cause a decline in the prices of fixed income securities held by a fund. The fund’s yield will vary; it is not fixed for a specific period like the yield on a bank certificate of deposit. A sharp and unexpected rise in interest rates could cause a money fund’s price to drop below a dollar. However, the extremely short maturity of securities held in money market portfolios – a means of achieving an overall fund objective of principal safety–reduces the likelihood of price fluctuation.

Credit risk   This is the risk that an issuer of a fixed income security held by the fund will default (fail to make scheduled payments), potentially reducing the fund’s income and share price. This risk is increased when a portfolio security is downgraded or the perceived creditworthiness of an issuer deteriorates. Rule 2a-7 under the Investment Company Act of 1940 requires that money market funds invest in securities rated in the highest two credit categories (within which there may be sub-categories). The credit quality of a money market fund’s portfolio securities can change rapidly in certain market conditions, which could result in significant net asset value deterioration and the inability to maintain a net asset value of $1.00. Shareholders may bear the risk if the fund is unable to maintain a net asset value of $1.00.

More About the Fund	9

Liquidity risk   This is the risk that a fund may not be able to sell a security in a timely manner at a desired price . Sectors of the bond market can experience sudden downturns in trading activity. During periods of reduced market liquidity, the spread between the price at which a security can be bought and the price at which it can be sold can widen, and the fund may not be able to sell a security readily at a price that reflects what the fund believes it should be worth. Less liquid securities can also become more difficult to value.

Foreign investing risk   To the extent the fund holds foreign securities, it will be subject to special risks. These risks include potentially adverse political and economic conditions overseas, greater volatility, lower liquidity, and the possibility that foreign currencies will decline against the dollar, lowering the value of securities denominated in those currencies.

Efforts to reduce risk   Consistent with the fund’s objective, the portfolio manager uses various tools to try to reduce risk and increase total return, including:

•     Diversification of assets to reduce the impact of a single holding or sector on the fund’s net asset value.

•     Thorough credit research by our own analysts.

•     Maturity adjustments to reflect the portfolio manager’s interest rate outlook.

The Statement of Additional Information contains more detailed information about the fund and its investments, operations, and expenses.

 Investment Policies and Practices

This section takes a detailed look at some of the types of fund securities and the various kinds of investment practices that may be used in day-to-day portfolio management. Fund investments are subject to further restrictions and risks described in the Statement of Additional Information.

Shareholder approval is required to substantively change fund objectives. Shareholder approval is also required to change certain investment restrictions noted in the following section as “fundamental policies.” Portfolio managers also follow certain “operating policies” that can be changed without shareholder approval. Fund investment restrictions and policies apply at the time of purchase. Except as may be required by Rule 2a-7 under the 1940 Act, a later change in circumstances will not require the sale of an investment if it was proper at the time it was made.

Certain investment restrictions, such as a required minimum or maximum investment in a particular type of security, are measured at the time a fund purchases a security. The status, market value, maturity, credit quality, or other characteristics of a fund’s securities may change after they are purchased, and this may cause the amount of a fund’s assets invested in such securities to exceed the stated maximum restriction or fall below the stated minimum restriction. If any of these changes occur, it would not be considered a violation of the investment restriction and will not require the sale of an investment if it was proper at the time it was made (this exception does not apply to a fund’s borrowing policy). However, purchases by a fund during the time it is above or below the stated percentage restriction would be made in compliance with applicable restrictions.

Changes in fund holdings, fund performance, and the contribution of various investments are discussed in the shareholder reports .

Fund managers have considerable discretion in choosing investment strategies and selecting securities they believe will help achieve fund objectives.

Types of Portfolio Securities

In seeking to meet its investment objective, fund investments may be made in any type of security or instrument whose investment characteristics are consistent with its investment program. The following pages describe various types of fund securities and investment management practices.

Operating policy Except as may be permitted by Rule 2a-7, the fund will not purchase any security (other than a U.S. government security) if it would cause the fund to have more than: (1) where the securities are first tier securities as defined by Rule 2a-7, 5% of its total assets in securities of any issuer (other than for certain temporary, limited purposes); or (2) where the securities are second tier securities as defined by Rule 2a-7, 3% of its total assets in such securities, 1/2 of 1% of its total assets in the securities of any issuer, or any such security that has a maturity exceeding 45 days.

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Money Market Securities

Money market securities are short-term obligations issued by companies or governmental units. Money market securities may be interest-bearing or discounted to reflect the rate of interest paid. In the case of interest-bearing securities, the issuer has a contractual obligation to pay coupon interest at a stated rate on specific dates and to repay the face value on a specified date. In the case of a discount security, no coupon interest is paid, but the security’s price is discounted so that the interest is realized when the security matures at face value. In either case, an issuer may have the right to redeem or “call” the security before maturity, and the investor may have to reinvest the proceeds at lower market rates.

Except for adjustable rate instruments, a money market security’s interest rate, as reflected in the coupon rate or discount, is usually fixed for the life of the security. Its current yield (coupon or discount as a percent of current price) will fluctuate to reflect changes in interest rate levels. A money market security’s price usually rises when interest rates fall, and vice versa.

Money market securities may be unsecured (backed by the issuer’s general creditworthiness only) or secured (also backed by specified collateral).

Certain money market securities have interest rates that are adjusted periodically. These interest rate adjustments tend to minimize fluctuations in the securities’ principal values. When calculating its weighted average maturity, the fund may use the interest rate resets to shorten the maturity of these securities in accordance with Rule 2a-7. The fund may not use these interest rate resets to shorten the maturity of these securities when calculating its weighted average life.

The main types of money market securities in which the fund can invest include:

Commercial paper   Unsecured promissory notes that corporations typically issue to finance current operations and other expenditures.

U.S. Treasury obligations   Treasury bills are sold at a discount and mature at par, while notes and bonds are issued as coupon-bearing instruments that pay interest every six months and mature at par. Bills mature in six months or less. All are backed by the full faith and credit of the U.S. government. U.S. Treasury obligations include Treasury inflation-protected securities, whose principal value is periodically adjusted according to the rate of inflation, and the separately traded principal and interest components of securities guaranteed or issued by the U.S. Treasury.

Certificates of deposit   Receipts for funds deposited at banks that guarantee a fixed interest rate over a specified time period.

Repurchase agreements   Contracts, usually involving U.S. government securities, that require one party to repurchase securities at a fixed price on a designated date.

Banker’s acceptances   Bank-issued commitments to pay for merchandise sold in the import/export market.

Agency and municipal notes   Debt obligations of municipalities and agencies sponsored by the U.S. government that are not backed by its full faith and credit.

Variable rate demand notes   Securities issued with interest rates that reset periodically (typically every 7 days) and give the holder the right to demand purchase of the underlying bond by the issuer.

Medium-term notes   Unsecured corporate debt obligations that are continuously offered in a broad range of maturities and structures.

Bank notes   Unsecured obligations of a bank that rank on an equal basis with other kinds of deposits but do not carry Federal Deposit Insurance Corporation insurance.

Funding agreements   Short-term, privately placed, nontransferable obligations of insurance companies that often include an adjustable coupon tied to market rates and the right to sell the agreement back to the issuer prior to maturity.

Asset-Backed Securities

An underlying pool of assets, such as credit card or automobile trade receivables or corporate loans or bonds, backs these bonds and provides the interest and principal payments to investors. On occasion, the pool of assets may also include a swap obligation, which is used to change the cash flows on the underlying assets. As an example, a swap may be used to allow floating rate assets to back a fixed rate obligation. Credit quality depends primarily on the quality of the underlying assets, the level of any credit support provided by the structure or by a third-party insurance wrap, and the credit quality of the swap counterparty. The underlying assets (i.e., loans) are sometimes subject to prepayments, which can shorten the security’s weighted average life and may lower its return. The value of these securities also may change because of actual or perceived changes in the creditworthiness of the individual borrowers, the originator, the servicing agent, the financial institution providing the credit support, or the swap counterparty. There is no limit on fund investments in these securities.

Foreign Securities

Investments may be made in certain foreign money market securities: U.S. dollar-denominated money market securities of foreign issuers, foreign branches of U.S. banks, and U.S. branches of foreign banks. Such investments increase a portfolio’s diversification and may enhance return, but they also involve some special risks, such as exposure to potentially adverse local, political, and economic developments; nationalization and exchange controls; potentially lower liquidity and higher volatility; and possible problems arising from accounting, disclosure, settlement, and regulatory practices that differ from U.S. standards.

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Foreign securities increase fund diversification and may enhance return, but they involve special risks.

Operating policy   There is no limit on fund investments in U.S. dollar-denominated foreign securities.

Illiquid Securities

Some fund holdings may be considered illiquid because they are subject to legal or contractual restrictions on resale or because they cannot be sold in the ordinary course of business within seven days at approximately the prices at which they are valued. The determination of liquidity involves a variety of factors. Illiquid securities may include private placements that are sold directly to a small number of investors, usually institutions. Unlike public offerings, such securities are not registered with the SEC . Although certain of these securities may be readily sold, for example under Rule 144A of the Securities Act of 1933, others may have resale restrictions and can be illiquid. The sale of illiquid securities may involve substantial delays and additional costs, and a fund may only be able to sell such securities at prices substantially less than what it believes they are worth.

Operating policy   Fund investments in illiquid securities are limited to 5% of total assets.

Maintaining Liquid Investments

The fund must generally hold a percentage of its assets in securities that are liquid; that is, securities that may be readily sold in the market or will mature within a short period of time.

Operating policy  The fund may not acquire any security, other than a “daily liquid asset” (which includes cash, direct obligations of the U.S. government, and certain other securities that may be sold or mature within 1 business day), unless it holds at least 10% of its total assets in daily liquid assets. The fund may not acquire any security, other than a “weekly liquid asset” (which includes cash, direct obligations of the U.S. government, certain government agency securities, and certain other securities that may be sold or mature within 5 business days), unless it holds at least 30% of its total assets in weekly liquid assets.

Types of Investment Management Practices

Borrowing Money and Transferring Assets

A fund may borrow from banks, other persons, and other T.  Rowe Price funds for temporary emergency purposes to facilitate redemption requests, or for other purposes consistent with fund policies as set forth in this prospectus. Such borrowings may be collateralized with fund assets, subject to restrictions.

Fundamental policy  Borrowings may not exceed 33 1/3% of total assets.

Operating policy   A fund will not transfer portfolio securities as collateral except as necessary in connection with permissible borrowings or investments, and then such transfers may not exceed 33 1/3% of total assets. A fund will not purchase additional securities when borrowings exceed 5% of total assets.

Lending of Portfolio Securities

A fund may lend its securities to broker-dealers, other institutions, or other persons to earn additional income. Risks include the potential insolvency of the broker-dealer or other borrower that could result in delays in recovering securities and capital losses. Additionally, losses could result from the reinvestment of collateral received on loaned securities in investments that default or do not perform as well as expected.

Fundamental policy The value of loaned securities may not exceed 33 1/3% of total assets.

  DISCLOSURE OF FUND PORTFOLIO INFORMATION

Each T. Rowe Price fund’s portfolio holdings are disclosed on a regular basis in its semiannual and annual shareholder reports , and on Form N-Q, which is filed with the SEC within 60 days of the fund’s first and third fiscal quarter-end. The money funds file detailed month-end portfolio holdings information with the SEC each month. Such information will be made available to the public 60 days after the end of the month to which the information pertains. In addition, the funds disclose their calendar quarter-end portfolio holdings on troweprice.com 15 calendar days after each quarter. Under certain conditions, up to 5% of a fund’s holdings may be included in this portfolio list without being individually identified. Generally, securities would not be individually identified if they are being actively bought or sold and it is determined that the quarter-end disclosure of the holding could be harmful to the fund. A security will not be excluded for these purposes from a fund’s quarter-end holdings disclosure for more than one year. Money funds also disclose their month-end portfolio holdings on troweprice.com five business days after each month. The quarter-end portfolio holdings will remain on the website for one year and the month-end money fund portfolio holdings will remain on the website for six months. Each fund also discloses its 10 largest holdings on troweprice.com on the seventh business day after each month-end. These holdings are listed in alphabetical order along with the aggregate percentage of the fund’s total assets that these 10 holdings represent. Each monthly top 10 list will remain on the website for six months.

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 A description of T. Rowe Price’s policies and procedures with respect to the disclosure of portfolio information is in the Statement of Additional Information.

  Financial Highlights

The Financial Highlights table, which provides information about the fund’s financial history, is based on a single share outstanding throughout the periods shown. The table is part of the fund’s financial statements, which are included in its annual report and are incorporated by reference into the Statement of Additional Information (available upon request). The total returns in the table represent the rate that an investor would have earned or lost on an investment in the fund (assuming reinvestment of all dividends and distributions and no payment of any applicable account or redemption fees). The financial statements in the annual report were audited by the fund’s independent registered public accounting firm, PricewaterhouseCoopers LLP.

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Financial Highlights

	Year ended December 31
	2006 *	2007 *	2008 *		2009 *		2010 *
Net asset value, beginning of period	$1.00	$1.00	$1.00		$1.00		$1.00
Income From Investment Operations
Net investment income	0.05	0.05	0.03	[d]	—	[a,c]	—	[a,b]
Net gains or losses on securities (both realized and unrealized)	—	—	—		—		—
Total from investment operations	0.05	0.05	0.03		—		—
Less Distributions
Dividends (from net investment income)	(0.05)	(0.05)	(0.03)		—	[a]	—
Distributions (from capital gains)	—	—	—		—		—	[a]
Returns of capital	—	—	—		—		—
Total distributions	(0.05)	(0.05)	(0.03)		—	[a]	—	[a]
Net asset value, end of period	$1.00	$1.00	$1.00		$1.00		$1.00
Total return	4.60%	4.88%	2.68	% [d]	0.39	% [c]	0.12	% [b]
Ratios/Supplemental Data
Net assets, end of period (in millions)	$35,507	$51,409	$45,699		$40,748		$30,659
Ratio of expenses to average net assets	0.55%	0.55%	0.56	% [d]	0.57	% [c]	0.39	% [b]
Ratio of net income to average net assets	4.53%	4.79%	2.63	% [d]	0.41	% [c]	0.00	% [b]

*  Per share amounts calculated using average shares outstanding method.

a  Net investment income and distributions round to less than $0.01 per share.

b        Includes the effect of voluntary management fee waivers of 0. 16% of average net assets .

c  Includes the effect of participation fees related to the Treasury’s Temporary Guarantee Program for Money Market Funds ( 0.04% of average net assets ), and voluntary management fee waivers ( 0.02% of average net assets).

d   Includes the effect of participation fees related to the Treasury’s Temporary Guarantee Program for Money Market Funds (0.01% of average net assets).

A Statement of Additional Information for the T. Rowe Price family of funds has been filed with the SEC and is incorporated by reference into this prospectus. Further information about fund investments, including a review of market conditions and the manager’s recent investment strategies and their impact on performance, is available in the annual and semiannual shareholder reports. To obtain free copies of any of these documents, or for shareholder inquiries, contact your insurance company. Certain documents and updated performance information are available through troweprice.com.

Fund information and Statements of Additional Information are also available from the Public Reference Room of the SEC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at
1-202-551-8090. Fund reports and other fund information are available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplicating fee, by electronic request at
 publicinfo@sec.gov, or by writing the Public Reference Room, Washington, D.C. 20549-1520.

1940 Act File No. 811-07153 E306-040 5/1/11